Exhibit 99.1

Lufax Announces Poll Results of Extraordinary General Meeting

SHANGHAI, Oct. 8, 2026 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced the poll results of its extraordinary general meeting held in Shanghai on October 8, 2026.

At the meeting, the following resolutions were duly passed as ordinary resolutions:

1.

The Amendment and Supplemental Agreement in relation to the extension of the maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one year, from October 8, 2026 to October 8, 2027, be and is hereby approved, confirmed and ratified;

2.

Subject to the Stock Exchange approving the Extension, the Board be and is hereby granted a specific mandate to allot and issue new Shares of US$2.32 (subject to adjustments) each in the share capital of the Company upon exercise of the conversion rights attaching to the Ping An Overseas Holdings Convertible Promissory Notes in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes (as revised by the Extension);

3.

Any one of the Directors be and is hereby authorised for and on behalf of the Company to execute all such documents and agreements and do all such acts and things, including but without limitation to the execution of all such documents, as he/she may in his/her discretion consider necessary, expedient or desirable for the purpose of or in connection with the implementation of or giving effect to the Extension or the Amendment and Supplemental Agreement and all matters incidental thereto or in connection therewith.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners and others. In doing so, the Company has established relationships with over 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com